

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Edward Peplinski
President
Veterans In Packaging, Inc.
48 Zephyr Lane
Springfield, MA 01128

> **Re:** **Veterans in Packaging, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 22, 2011**
> **File No. 333-158584**

Dear Mr. Peplinski:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant